4801 Woodway Suite 200-E Houston, TX 77056 T: 713 860 1500 F: 713 860 1599 www.ies-co.com

May 4, 2012

Via EDGAR and FedEx

Mr. Terence O’Brien
Account Branch Chief
Division of Corporation Finance
U.S. Security and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC 20549

RE:	Integrated Electrical Services, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 20, 2011
File No. 001-13783

Dear Mr. O’Brien:

We are responding to your comment letter to Integrated Electrical Services, Inc. (the “Company”) dated April 17, 2012, related to the Form 10-K for the fiscal year ended September 30, 2011 by providing the requested disclosure in our future filings and in this response with respect to each of the items listed below:

Form 10-K/A for the Fiscal Year Ended September 30, 2011

The 2011 Restructuring Plan, page 22

1.	In future filings beginning with your March 31, 2012 Form 10-Q, please disclose the likely effects of your 2011 Restructuring Plan on your financial position, future operating results and liquidity. If you determined that a material effect is not reasonably likely to occur, please disclose this fact. Refer to ASC 420-10-S99-2 and address the following:

	●	The expected effects on future earnings and cash flows resulting from the plan (for example, reduced depreciation, reduced employee expense, et cetera) should be quantified and disclosed, along with the initial period in which those effectsw are expected to be realized.

	●	The impact of any expected reduction in sales from the closure of the facilities should be quantified, as well.

	●	In subsequent periods if actual savings anticipated by the plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Please provide us with the disclosures you intend to include in your June 2, 2012 Form 10-Q in response to this comment.

Response: The following is the intended disclosure for our Form 10-Q for Quarter Ended March 31, 2012:

In the second quarter of our 2011 fiscal year, we began a new restructuring program (the “2011 Restructuring Plan”) that was designed to consolidate operations within our Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan we will either sell or close certain underperforming facilities within our Commercial & Industrial operations.  The 2011 Restructuring Plan is a key element of our commitment to return the Company to profitability.

The facilities directly affected by the 2011 Restructuring Plan are in several locations throughout the country, including Arizona, Florida, Iowa, Massachusetts, Louisiana, Nevada and Texas.  These facilities were selected due to current business prospects and the extended time frame needed to return the facilities to a profitable position.  We expect that closure costs could range from $4,500 to $5,500 in the aggregate.  Closure costs associated with the 2011 Restructuring Plan include equipment and facility lease termination expenses, incremental management consulting expenses and severance costs for employees.  As part of our restructuring charges for the six months ended March 31, 2012 within our Commercial & Industrial segment we recognized $35 in severance costs, $764 in consulting services, and $65 in costs related to lease terminations.  The Company is in the process of winding down these facilities.  As the Company concludes the wind-down and closure process for each of these facilities, their respective results of operations will be reclassified and presented within future statements of operations as “Discontinued Operations.”  US GAAP does not permit an earlier reclassification.

At March 31, 2012, the estimated costs to complete the 14 projects remaining at these facilities totaled approximately $3,372; of which all but approximately $392 has been subcontracted to other electrical contractors.  For fiscal year ended September 30, 201, the last reporting period prior to the impact of winding-down, these wind-down facilities experienced revenue of $62,968, selling general & administrative expenses of $9,590, and an operating loss of $9,536.  The wind-down operations negatively impacted liquidity due to their underperformance.  For fiscal year ended September 30, 2011 these wind down facilities experienced revenue of $43,736, selling general and administrative expenses of $5,019 and an operating loss of $18,084.  Included within the 2011 selling general and administrative expenses is a one time $2,850 settlement of an outstanding receivable, written off in a prior period.  Excluding this one time settlement during the quarter ended March 31, 2011, operating loss for these wind-down facilities was $20,934.  In many cases, the losses increased as these facilities experienced cost associated with the wind-down.  These costs include, subcontracting previously self-performed work, difficulties in retaining experienced staff, charges associated with facility lease termination, employee severance and retention agreements and professional fees.

To date, we have completed approximately 90% of the backlog of these facilities that existed at the adoption of the restructuring plan.    As a result, revenues, and selling general & administrative expenses have been substantially reduced.  For the six months ended March 31, 2012, these wind-down facilities experienced revenues of  $6,217, selling general & administrative expenses of $502, and an operating loss of $3,196.  The operating loss for the six months ended March 31, 2012 is being negatively impacted by the operational difficulties associated with the wind-down as detailed above.  Additionally, to date we have recognized the majority of the severance, retention and lease termination charges.

The completion of the wind-down of theses facilities will eliminate the revenues, as well as the associated operating losses and negative liquidity impact.  The majority of costs associated with these facilities are directly related to their distinct operations.  As such, the majority of the costs will be eliminated upon the completion of the wind-down process.  The go-forward operations will benefit from the elimination of negative financial impact of these underperforming operations.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page23

Revenues, page 2

2.	In future filings beginning with your March 31, 2012 Form 10-Q, please disclose the likely effects of your 2011 Restructuring Plan on your financial position, future operating results and liquidity. If you determined that a material effect is not reasonably likely to occur, please disclose this fact. Refer to ASC 420-10-S99-2 and address the following:

Response: Please see the revised revenue disclosure in Management Discussion and Analysis (MD&A), Quarter Ended March 31. 2012 Compared to Quarter Ended March 31, 2011.

Revenues, page 2

3.
Please clarify whether you are reporting in the first paragraph of your Form 8-K filed February 8, 2011 that the company has determined that the stockholder vote on executive compensation should be held once every three years.

Response: On February 3, 2011, the Company’s Board of Directors met immediately following the Company’s Annual Stockholder Meeting and determined that the Company will hold an advisory vote on compensation for the Company’s named executive officers once every three years, consistent with the shareholders’ vote on the frequency of such shareholder advisory votes. The Form 8-K filed on February 8, 2011 disclosing, among other things, the shareholder vote on the frequency of shareholder advisory votes was intended to satisfy the required disclosure of the concurrence of the Company’s Board of Directors. We will file an amended Form 8-K to specifically disclose the determination of the Company’s Board of Directors that the stockholder vote on executive compensation will be held once every three years until the next required vote on the frequency of shareholder votes on the compensation of executives.

If you have any questions or comments please do not hesitate to contact me at (713) 860-8162

Sincerely,

/s/ Robert W. Lewey

Robert W. Lewey
Senior Vice President and Chief Financial Officer.
Integrated Electrical Services, Inc.